UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Rayton Solar Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Rayton Solar Inc., 16600 Aston St., Irvine, CA 92606

(Full mailing address of principal executive offices)

(310) 458-5900

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2021. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Overview

Rayton Solar, Inc., which does business as Rayton, was incorporated in the State of Delaware on October 17, 2013. The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules (“PV modules”). The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The Company’s management believes that this pivot strengthens its market positioning.

The Company is now able to move into its Beta phase of operations with the signing of a lease for a new facility in Irvine, California. This facility will house the Company’s accelerator, which is being shipped from Wisconsin. $234,000 will be due to Phoenix Nuclear Labs, LLC net 30 days after shipping of the accelerator.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until after the necessary machinery is received and prepared for production activity, and the manufacturing and selling of engineered GaAs wafers has begun.

Total operating expenses includes general administrative, sales and marketing, and research and development expenses. Total operating expenses decreased to 260,586 for the six-month period ended June 30, 2021 from $659,628 for the six-month period ended June 30, 2020, a decrease of 153.13%.

General and administrative expenses decreased to $146,163 from $543,885 for the six-month periods ended June 30, 2021 and 2020, respectively, a decrease of 73.13%. General and administrative expenses decreased primarily as a result of a reduction of costs associated with a capital raise undertaken in pursuant to Regulation Crowdfunding.

We decreased sales and marketing expenses by $1,320 from $115,743 for the six-month period ended June 30, 2020 to $114,423 for the six-month period ended June 30, 2021. Our sales and marketing expenses are attributable to our efforts to promote our Regulation Crowdfunding fundraise.

We incurred no research and development expenses for the six-month periods ended June 30, 2021 and 2020. Once we acquire the accelerator, as described under “Plan of Operations,” we expect research and development expenses to increase as we refine our processes during the Beta Phase.

The company also recorded a decrease of $71,750 in other (income) expense as interest expense to $35,052 for the six-month period ended June 30, 2021 from $106,802 for the six-month period ended June 30, 2020. Interest expense is comprised of interest on the convertible notes and an equipment loan. The decrease is primarily due to decreased interest on the Regulation Crowdfunding Convertible Notes.

As a result of the foregoing, the company decreased its net loss for the six-month period ended June 30, 2021 to $297,688, compared to $766,430 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

We had a working capital deficit at June 30, 2021 of $364,000 compared to a surplus of $243,029 at December 31, 2020. The increase in current liabilities was primary driven by payments we made to the manufacturer of the accelerator. As of June 30, 2021, the Company had $71,259 cash on-hand. As of the date of this report, the Company is currently raising additional funds through Regulation Crowdfunding.

With regard to the outstanding convertible debt, including the note issued to ReGen America and incorporated by reference as Exhibit 6.3, the Company intends to work with each holder to provide for conversion of the notes in order to limit the cash impact on the Company. However, there can be no assurance that each note holder will accept conversion of their notes, which may impact the Company’s cash position.

On February 26, 2020, the Company entered into an engagement with a registered broker-dealer to provide advisory services for future capital raising or other transactions beneficial to the Company and investors. The transactions the advisor may assist with include, but are not limited to: (1) a significant private placement of securities; (2) a sale of the Company; (3) an acquisition by the Company of a company or assets complimentary to the Company; (4) a sale of a portion of the Company or assets of the Company; (5) a recapitalization of the Company; or (6) a strategic alliance with another company. As compensation for these advisory services, the Company is obligated to pay an initial fee of $100,000 to the advisor, a transaction fee in cash and equity based on the type of transaction that will occur, and reimbursement of expenses.

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. As of June 30, 2021, $100,000 had been paid to third parties for expenses on behalf of the Company and was outstanding. In July and August 2021, $50,000 of the loan balance was repaid from the proceeds of the Company’s equity offerings.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2021	2020
Net cash (used in) provided by:
Operating activities	$(152,443)	$(478,430)
Investing activities	$(229,417)	$-
Financing activities	$443,010	$588,956

Operating Activities

Cash used in operating activities decreased to $152,443 from $478,430 for the six-month periods ended June 30, 2021 and 2020, respectively. The decrease in cash used in operating activities was primarily due to lower marketing expenses related to our Regulation Crowdfunding offering and elimination of a $100,000 liability to one of our advisors.

Investing Activities

Cash used in investing activities increased to $229,417 from $0 for the six-month periods ended June 30, 2021 and 2020, respectively. The increase in cash used in investing activities was primarily due to payment of deposits for property and equipment.

Financing Activities

Cash provided by financing activities decreased to $443,010 from $588,956 for the six-month periods ended June 30, 2021 and 2020, respectively. The decrease in cash provided by financing activities was primarily due to a decrease in the money raised from the sale of our securities in the six-month period ending June 30, 2021 compared to the six-month period ended June 30, 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

The accelerator is located at the manufacturer in Madison, Wisconsin and will be shipped to our new facility in the near future. $234,000 will be due to Phoenix Nuclear Labs, LLC net 30 days after shipping of the accelerator. With the accelerator’s arrival the Company will enter the Beta Phase. The estimated timeline of our Beta Phase is 12 months once the accelerator equipment arrives at our facility. During this phase, the Company will first complete the buildout of our vacuum system end station and integrate it into the beamline and accelerator. Rayton will then be able to produce engineered wafers in-house to sample out to epitaxy and wafer foundries for high-speed high-power electronic components. We estimate operating costs during this phase to be approximately $60K per month. Some of the milestones in this phase include optimizing beam uniformity, cooling the target wafer, bonding and exfoliating to a handle wafer, clean room commissioning, and optimizing vacuum chamber loading and unloading.

Trend Information

As discussed above, we will not be able to begin generating revenues until we complete acceptance of the accelerator developed with PNL. This will require final payment to be made, which will significantly increase expenses for the period that acceptance of the accelerator occurs. Until then, we will continue to market Rayton as a source for engineered GaAs wafers for use in the growing GaAs wafer market.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	financial STATEMENTS

RAYTON SOLAR, INC.

FINANCIAL STATEMENTS

(UNAUDITED)

as of

June 30, 2021 and DECEMBER 31, 2020

Rayton Solar, Inc.

RAYTON SOLAR, INC.

BALANCE SHEETS

(Unaudited)

	June 30, 2021	December 31, 2020
Assets
Current assets-
Cash	$71,259	$10,109
Escrow receivable	-	41,748
Deferred offering costs	-	15,000
Total current assets	71,259	66,857

Property and equipment, net	1,930,432	1,703,727
Total assets	$2,001,691	$1,770,584

Liabilities and Stockholders' Equity
Current liabilities-
Accounts payable	$99,385	$138,813
Accrued liabilities	198,182	172,969
Related party advances	10,000	10,000
Notes payable	100,000	-
Loan payable with bank - current	28,014	25,152
Total current liabilities	435,581	346,934

Long-term convertible debt - related parties	421,800	421,800
Long-term convertible debt	125,000	125,000
Loan payable with bank - net of current portion	22,848	36,013
Total liabilities	1,005,229	929,747

Commitments and contingencies (Note 3)	-	-

Stockholders' Equity
Common stock, par value $0.0001; 200,000,000 shares authorized; 148,478,160 and 146,772,638 issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	14,849	14,679
Subscription receivable	(40,797)	(11,769)
Additional paid-in capital	14,649,194	14,167,023
Accumulated deficit	(13,626,784)	(13,329,096)
Total stockholders' equity	996,462	840,837
Total liabilities and stockholders' equity	$2,001,691	$1,770,584

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Revenues	$-	$-

Operating Expenses-
General and administrative	146,163	543,885
Sales and marketing	114,423	115,743
Total operating expenses	260,586	659,628

Operating loss	(260,586)	(659,628)

Other (income) expense :
Interest expense	35,052	106,802
Total other (income) expense	35,052	106,802

Loss before provision for income taxes	(295,638)	(766,430)

Provision for income taxes	2,050	-

Net loss	$(297,688)	$(766,430)

Weighted average net loss per share - basic and diluted	$(0.00)	$(0.01)
Weighted average shares outstanding - basic and diluted	147,506,152	142,336,420

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance at December 31, 2019	142,336,420	$14,235	$-	$12,457,976	$(12,267,377)	$204,834
Stock option compensation	-	-	-	318,567	-	318,567
Net loss	-	-	-	-	(766,430)	(766,430)
Balance at June 30, 2020	142,336,420	$14,235	$-	$12,776,543	$(13,033,807)	$(243,029)

	Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2020	146,772,638	$14,679	$(11,769)	$14,167,023	$(13,329,096)	$840,837
Proceeds from sale of common stock, net of offering costs	1,658,154	165	(29,028)	482,176	-	453,313
Issuance of common stock for offering costs	47,368	5	-	(5)	-	-
Net loss	-	-	-	-	(297,688)	(297,688)
Balance at June 30, 2021	148,478,160	$14,849	$(40,797)	$14,649,194	$(13,626,784)	$996,462

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(297,688)	$(766,430)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,712	8,295
Stock-based compensation	-	318,567
Amortization of debt discount	-	33,506
Changes in operating assets and liabilities:
Escrow receivable	41,748	-
Accounts payable	(24,428)	(65,691)
Accrued liabilities	125,213	(6,848)
Net cash used in operating activities	(152,443)	(478,601)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of deposits for property and equipment	(229,417)	-
Net cash used in investing activities	(229,417)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	453,313	-
Offering costs	-	(15,000)
Proceeds from convertible debt	-	618,327
Proceeds from (repayment of) related party advances	-	(9,500)
Repayment of loan payable with bank	(10,303)	(4,871)
Net cash provided by financing activities	443,010	588,956

Increase in cash and cash equivalents	61,150	110,355
Cash and cash equivalents, beginning of period	10,109	11,721
Cash and cash equivalents, end of period	$71,259	$122,076

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,445	$13,499
Cash paid for income taxes	$2,050	$-

Non cash investing and financing activities:
Escrow receivable from issuance of Regulation CF convertible notes	$-	$43,409
Note payable issued for marketing expenses paid on behalf of the Company	$100,000	$-

See accompanying notes to the financial statements

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Rayton Solar, Inc., which does business as Rayton, was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company’s initial mission was to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules. The Company has pivoted to use its same manufacturing processes to create lower cost gallium arsenide (“GaAs”) wafers for the semiconductor industry as a whole. GaAs wafers serve as the foundation for microchips that are used in automotive, aerospace, 5G, LED, and solar applications. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market, and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has sustained losses since Inception. At June 30, 2021, we had a working capital deficit of approximately $364,000. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the issuance of convertible notes through private placements and issuance of equity securities through a Regulation Crowdfunding offering, as well as other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with U.S. GAAP. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2020. The results of operations for the six-months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the full year.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to changes in technology, consumer demand, and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be, it is reasonably possible that resources normally available may not be, and capital markets for which the Company relies to fund its business will be severely impacted.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because they are short term in nature, or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, “Other Assets and Deferred Costs”. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be either charged to stockholders’ equity or netted against the debt offering proceeds upon the completion of an offering or to expense if the offering is not completed.

Advertising

The Company expenses the cost of advertising as incurred. During the six months ended June 30, 2021 and 2020, advertising expense was $14,353 and $111,243, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation

The Company accounts for stock options under ASC 718, “Share-Based Payments”. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2021 and 2020, there were 11,835,000 and 11,835,000 options and 9,759 and 59,759 warrants excluded, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2021	December 31, 2020
Furniture and fixtures	$82,950	$82,950
Construction-in-progress	1,916,000	1,681,000
Total property and equipment	1,998,950	1,763,950
Accumulated Depreciation	(68,518)	(60,223)
	$1,930,432	$1,703,727

Construction-in-progress is comprised primarily of payments made toward the development and purchase of a particle accelerator, which is intended to facilitate revenue-producing activities, from Phoenix Nuclear Labs, LLC (“PNL”). Additional payments totaling $469,000 are due in order to complete and take possession of the particle accelerator. If we are unable to make the additional required payments, we will not be able to take possession of the particle accelerator to begin revenue-producing activities as intended. In such event, we may identify another buyer for the particle accelerator to recoup our investment to date. In the event that we cannot identify another buyer, we may be required to forfeit the payments made to date. In either case, PNL will retain sole ownership of the intellectual property related to the developed particle accelerator. To date, PNL has not held the Company in default of the purchase agreement, and the parties executed a new payment arrangement in October 2020. This payment arrangement requires payments totaling $470,000 in 2021, of which $235,000 were made during the six months ended June 30, 2021, and the remaining balance of $234,000 to be paid 30 days from shipment of the final produce.

Depreciation expense for the six months ended June 30, 2021 and 2020 was $8,295 and $8,295, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – DEBT

Equipment Loan

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase. Interest expense related to this loan was approximately $1,000 and $7,000 for the six months ended June 30, 2021 and 2020, respectively.

Convertible Debt – Related Parties

In November 2018, the Company entered into three convertible notes with related parties. The first note was with a relative of the Company’s Chief Executive Officer, and has a principal balance of $166,000. The second note was with the Company’s Chief Executive Officer (“CEO”), and has a principal balance of $185,800. The third note was with a company that is co-owned by the Company’s CEO, and has a principal balance of $70,000. These notes accrue interest at 10% per annum and mature in November 2021. The notes are automatically convertible upon a qualified equity financing of at least $1,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $21,090 and $21,090 for the six months ended June 30, 2021 and 2020, respectively, and accrued interest related to these notes was $123,485 and $102,395 as of June 30, 2021 and December 31, 2020, respectively.

2018 Convertible Debt – Third Parties

In October 2018, the Company entered into three additional convertible notes with an aggregate principal balance of $70,000. These notes each accrue interest at 10% per annum and mature in October 2021. These notes are automatically convertible upon a qualified equity financing of at least $3,000,000 or upon a liquidity event, at a conversion price equal to 75% of the purchase price of the same securities sold by the Company in a qualified equity financing or liquidity event. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes can be voluntarily converted at the fair market value of the Company’s common stock as determined by the Company’s Board of Directors. Interest expense related to these notes was $3,500 and $3,500 for the six months ended June 30, 2021 and 2020, respectively, and accrued interest related to these notes was $18,933 and $15,433 as of June 30, 2021 and December 31, 2020, respectively.

2019 Convertible Notes

In 2019, the Company entered into various convertible note units with third parties totaling $55,000. Each unit is for $5,000 and a $1,000 common stock warrant. These notes accrue interest at 10% per annum and matured on December 31, 2019. These notes are voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. There are no conversion terms outside of a qualified equity offering as indicated in the notes. The warrants have a three-year term and only vest upon a qualified offering. Upon a qualified equity offering, the exercise price of the warrants will be the same value as the shares sold in the qualified equity financing. These warrants are not considered outstanding until there is a qualified equity financing as the number of warrants is indeterminable. Interest expense was $2,750 and $2,750 for the six months ended June 30, 2021 and 2020, respectively, and accrued interest related to these notes was $13,027 and $10,277 as of June 30, 2021 and December 31, 2020, respectively.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

Regulation Crowdfunding Convertible Notes

In 2019, the Company undertook a Regulation Crowdfunding campaign for convertible notes. Through December 31, 2020, the Company entered into various convertible note with third parties totaling $1,059,900. These notes accrued interest at 10% per annum and matured on December 31, 2020. These notes were voluntarily convertible upon a qualified equity financing in a public offering of at least $5,000,000 or upon a liquidity event, at a conversion price equal to 70% of the purchase price of the same securities sold by the Company in a qualified equity financing. If there is no qualified equity financing or liquidity event prior to the maturity date, then the notes will be automatically converted into common stock at a price per share equal to quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company on a fully diluted basis immediately prior to conversion. This occurred on December 31, 2020, and the notes along with the accrued interest thereon automatically converted into 3,578,104 shares of common stock. Interest expense for the six months ended June 30, 2021 and 2020 was $0 and $32,457, respectively. In connection with these notes, the Company paid fees to the intermediary totaling approximately $102,000 which was recorded as a discount. The discount was amortized up through the life of the notes. Discount amortization for the six months ended June 30, 2021 and 2020 was $0 and $33,506, respectively. As of June 30, 2021, $0 remained in escrow awaiting release.

Service Provider Loan

In May 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $100,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. As of June 30, 2021, $100,000 had been paid to third parties for expenses on behalf of the Company and was outstanding. In July and August 2021, $50,000 of the loan balance was repaid from the proceeds of the Company’s equity offerings.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with PNL to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

As of June 30, 2021, the Company has made milestone payments totaling $1,916,000, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction-in-progress within property and equipment.

Litigation

During the year ended December 31, 2019, the Company settled two outstanding payables for a total of approximately $58,000. Both agreements required installment payments over a period of time. The first settlement which totaled $30,000 was paid within the 2019 year. The second settlement which totaled approximately $28,000 was partially paid during 2019 with the remaining instalments totaling $14,266 still payable as of December 31, 2019. This was paid in full during the six months ended June 30, 2020.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

During the six months ended June 30, 2021, the Company sold 1,658,154 shares of common stock for gross proceeds of $518,194 through its Regulation Crowdfunding offering and received $482,342 in proceeds from amounts sold which were subject to hold back. As of June 30, 2021, the Company had a remaining subscription receivable of $40,797. The Company recognized offering costs of approximately $36,000, which reduced additional paid-in capital, in connection with the sale of these shares. In addition, the Company issued 47,368 shares of common stock to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights, stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

As of June 30, 2021 and December 31, 2020, there were 11,835,000 options outstanding under the 2014 Plan.

During the six months ended June 30, 2021 and 2020, stock-based compensation was $0 and $318,567, respectively, which was included in general and administrative expenses in the statement of operations.

As of June 30, 2021 and December 31, 2020, there was no remaining unrecognized vesting expense.

Warrants

Based on funds raised through our Regulation A offering during the year ended December 31, 2018, the Company issued 9,759 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

As of December 31, 2020, the Company also had 50,000 warrants outstanding issued in 2018 for consulting services. The warrants had an exercise price of $3.00 and a term of three years. As of June 30, 2021, these have expired without exercise.

NOTE 7 – RELATED PARTY TRANSACTIONS

Refer to Note 4 for details of related party convertible notes.

During 2019, the Company’s Chief Executive Officer advanced the Company $19,500. These advances are non-interest bearing and due on demand. During the six months ended June 30, 2020, the Company repaid $9,500 of these advances. As of June 30, 2021, a balance of $10,000 remains.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company sold an additional 1,175,429 shares of common stock under the Regulation Crowdfunding campaign discussed in Note 6 for gross proceeds of approximately $365,000. Fees of approximately $30,000 and hold-backs of approximately $20,000 were withheld from the proceeds. In addition, $50,000 of the proceeds were used to partially repay the service provider loan noted in Note 4. Total net proceeds to the Company were approximately $265,000.

In August 2021, the Company entered into a lease agreement for a facility in Irvine, California commencing September 15, 2021. The lease term is three years from the commencement date. The lease agreement required a security deposit of $24,598. Monthly rent under the lease agreement is $10,508, which can be adjusted by 3% annually.

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 22, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation(1)

2.2	Amendment to Certificate of Incorporation(2)

2.3	Bylaws(3)

2.4	First Amendment to Amended and Restated Bylaws(4)

6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company(5)

6.2	2014 Equity Incentive Plan(6)

6.3	Convertible Promissory Note with ReGen America Inc.(7)

6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company(8)

6.5	Andrew Yakub Convertible Note Dated November 13, 2018(9)

6.6	ReGen America Convertible Note Dated November 13, 2018(10)

6.7	First Amendment to Quotation by and between Phoenix Nuclear Laboratories, LLC and the Company Dated October 21, 2020(11)

6.8	Second Amendment to Quotation Dated by and between Phoenix Nuclear Laboratories, LLC and the Company October 21, 2020(12)

(1)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename4.htm

(2)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename5.htm

(3)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename6.htm

(4)	Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416140373/v455218_ex2-4.htm

(5)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename7.htm

(6)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename8.htm

(7)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420416128056/filename9.htm

(8)	Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1654124/000114420418016256/tv488367_ex6-3.htm

(9)	Filed with the Form 1-K for the fiscal year ended December 31, 2019 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-5.htm

(10)	Filed with the Form 1-K for the fiscal year ended December 31, 2019 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465920070934/tm2021766d1_ex6-6.htm

(11)	Filed with the Form 1-K for the fiscal year ended December 31, 2020 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-7.htm

(12)	Filed with the Form 1-K for the fiscal year ended December 31, 2020 and available here, https://www.sec.gov/Archives/edgar/data/1654124/000110465921058813/tm2114542d1_ex6-8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayton Solar Inc.

/s/ Andrew Yakub
Chief Executive Officer
Date: September 22, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Andrew Yakub
Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and Director

Date: September 22, 2021

/s/ James Rosenzweig
James Rosenzweig, Director

Date: September 22, 2021

/s/ Mark Goorsky
Mark Goorsky, Director

Date: September 22, 2021